[Winstead Sechrest & Minick P.C. Letterhead]

May 24, 2005

direct dial: 512.370.2837
dwindham@winstead.com

Mr. Thomas A. Jones
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Uni-Pixel, Inc. Amendment No. 2 to Form 10-SB Filed April 27, 2005 File No. 0-49737

Dear Mr. Jones:

        On behalf of our client, Uni-Pixel, Inc. (the "Company"), we are responding to your comment letter dated May 20, 2005. For your convenience, we have repeated the comment of the Staff letter below and followed the comment with the response of the Company.

Form 10-QSB for period ending March 31, 2005

Item 3. Controls and Procedures—Page 15

        1.     We note your disclosure that management concluded as of the evaluation date that your disclosure controls and procedures were "effective in timely providing each of [your president and chief financial officer] with material information relating to us (including our consolidated subsidiary) required to be included in our Exchange Act filings." Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. In future filings, please clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        The Company agrees to clarify in future filings whether its Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

* * *

        If you have any questions regarding these responses, please call me at (512) 370-2837 or Joelle S. Boehle at (512) 370-2868.

Sincerely,
/s/ DARRELL R. WINDHAM Darrell R. Windham

DRW:jsb

cc:	Reed J. Killion
James A. Tassone
Mary Beth Breslin